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Long-term Eco-Friendly Biocontrol for Crop Diseases



Madison Frye
Jiarui Li
Ramya Vijapurapu
John Salmeron

innatrix.com   Durham NC

Technology | B2B | Analytics | Health and Fitness | B2C

LEAD INVESTOR



Shu Li

Innatrix develops frontier technology and is determined to solve a very essential problem faced by the agriculture industry. Developing sustainable biological products is very important to both the crop yield but also to the environment as well. The CEO Dr.Jiarui Li is a very talented scientist-turned-entrepreneur and is so mission-driven. I'm constantly impressed by their work and very excited about their technology. Look forward to seeing their future development!

Invested $1,200 this round

Learn about Lead Investors

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Highlights

1. Raised over $320K from NSF SBIR, NSF I-Corps, and One NC Small Business Program
2. CEO (Ph.D.,MBA) has developed products to control devastating nematode ($1 billion loss)
3. The team has over 20 years in protein evolution technology and crop protection field
4. Senior advisor Dr. Pam Marrone has founded 3 agtech companies and all successfully exited
5. Patented protein evolution technology (patent held by Innatrix)
6. The team has 2 patents and more than 40 peer reviewed publications

Our Team



Jiarui Li President & CEO

Dr. Li has developed several products for crop disease and pest control; He received 2 patents and published 33 peer-reviewed research papers. Dr. Li has also raised $320k in non-diluted funding.

The directed protein evolution technology is a powerful technology to treat untreatable crop diseases that lead to billions of dollars in losses annually. These diseases are untreatable because crop pathogens and pests become resistant to traditional pesticides used. This is when we decided to develop our technology to overcome resistance.



Marshall Edgell Founder

Dr. Edgell has over 40 years of research experience. He was a discoverer of the cleavage properties of restriction enzymes and site-directed mutagenesis. He also designed Innatrix's patented protein evolution technology, EvoStat.



Peter Reintjes Bioengineer

Peter has many years of experience in the automation of scientific laboratory



processes. He has expertise in electronic systems design, software development, and programming. Peter also developed our patented protein evolution technology, EvoStat.



Madison Frye Business Manager

Madison has conducted over 100 customer interviews through NSF Innovation Corps (I-Corps) program, and found a market fit for Innatrix's protein evolution technology. She is also a consultant for various biotechnology companies in the RTP area.



Ramya Vijapurapu Marketing Manager

Ramya has been generating various digital marketing approaches and strategies for Innatrix since February 2021. She is in the Master of Microbial Biotechnology (MMB) program at NC State University, gaining industry experience through project work.

About Innatrix

Long-term Eco-Friendly Biocontrol for Crop Pathogens



(By Gray wall studio)

Jiarui Li, Ph.D., MBA, CEO, Innatrix

2

Global Pesticide Market



Global fungicide and bactericide markets are expected to reach USD 28 billion by 2024

Between 20% and 30% of these pesticides will soon be banned due to health concerns

3

The Problem–Late Blight

$6.7 billion annual loss globally for potato







Late blight kills potato plants   LB affects potato tuber quality   Late blight kills tomato plants

Pathogens are notorious for developing resistance to chemical controls

4

Innatrix Solution

- Eco-friendly: protein-based biological products
- Cost effective
- Unique: Patented protein evolution platform
- Manage pathogen resistance

Target Customers   Products



Target Customers



Crop product distributors
Simplot, Nutrien, Helena

Products



Novel sustainable biological
crop protection products



Patented Technology

Innatrix protein evolution

Protein ligands bind
to virulence proteins



Cock *et al*, 2013, PeerJ 1(1):e167

Late blight can't infect plants when the target protein is bound by protein ligands.
*Patent currently held by founder, Marshall Edgell

How is it used



Seed treatment



Aerial Spray



Innatrix Competitive Advantages

	Chemical	INNATRIX	Microbials
Cost to develop	>$300M	$4-5M	$4-10M
Time to market	10 years	3-5 years	3-5 years
Safety profile	Problematic	Excellent	Excellent
Manage disease resistance	Very problematic	Good	Good
Production cost	Low-cost at large scale	Scalable, low cost	Variable
Production system	Standard chemical plant	Universal fermentation	Different from product to product
Product stability	Excellent	Very good	Variable
Regulatory path	Stringent	Manageable	Variable

Technical goals are guided by the customer needs

152 Customer interviews:
- Growers
- Potential distributors/channel partners
- Scientists and managers from seed companies
- Crop consultants and PCAs
- Partners for manufacturing
- Land grant university extension



I-CORPS
NSF Innovation Corps

Key findings:

Organic growers have limited tools
- Can't use systemic pesticides
- Non or very few options to control devastating pathogens

Conventional growers are interested in eco-friendly products
- Pathogens develop resistance on chemicals
- Participate in IPM programs
- Do not want to use harsh chemicals for environment and regulatory reasons
- Would adopt friendly pest control solutions

Go-To-Market Strategy for InnaLB™

Ag Retailers



Simplot   Nutrien



Pipeline and Milestones



Indication	Product Maturity
InnaLB™ (Potato late blight)	Discovery → Lead identification → Proof of concept → Product development
InnaHLB™ (Citrus greening)	Discovery → Lead identification
InnaNema™ (Soybean cyst nematode)	Discovery → Lead identification

Product Development Path and Funding

Funding

2021 — Raised $1.7 M until today

2022 — Need $834k in next 12 months

2023 — Need $4m to finish product development

2024

Today

Technology Establishment & Validation · Product Development · Apply for EPA Approval · Estimated Product Launch

Disclaimer statement: These are forward looking projections and are not guaranteed.

External funding support

Name	Type	Amount ($)
NSF SBIR Phase 1	Non-dilutive	$224,594
NSF I-Corps Program	Supplemental	$25,000
One NC Match Fund	Match Fund	$98,087

External Investment & Revenue Projections



Disclaimer statement: These are forward looking projections and are not guaranteed.

■ Non-diluted ■ Equity investment ■ Licensing ■ Product

Exit Plan

Possible Buyout:

Unique value propositions and rapid growth make us an attractive target for agbiotech and agchemical industry buyout.

Innatrix Team (Durham, NC)









Marshall Edgell, Ph.D.
FOUNDER
Emeritus Professor of UNC
Jiarui Li, Ph.D., MBA
PRESIDENT & CEO
Raised $713k
Peter Reintjes, B.S.
BIOENGINEER
Automation expert, expertise in software & hardware building
Madison Frye, M.S.
BUSINESS MANAGER
Consultant for various biotechnology companies in the RTP area
Ramya Vijapurapu, B.S.
MARKETING MANAGER
INNATRIX

15
Strategic Advisors
Pam Marrone, Ph.D.
Senior ADVISOR
Founded Entotech, Inc., AgraQuest Inc., Marrone Bio Innovations, all successfully exited
John Salmeron, Ph.D.
BUSINESS ADVISOR
Founder of S Research partners, LLC
Matthew Levy
SCIENTIFIC ADVISOR
CSO at Drive Therapeutics
Shu Li, Ph.D.
ADVISOR
CEO & co-founder of Petri Bio, co-founded Alpine Roads, a YC-backed startup
Mike Carnes
ADVISOR
Technology commercialization counselor & equity funding specialist at SBTDC
Daniel D. Kunitz
ADVISOR
Venture partner at NextGen Venture Partners
Merrill Mason, JD
ATTORNEY
Owner of Smith Anderson
INNATRIX

We need to change the way we do agriculture...
Develop eco-friendly ag products;
Manage disease and pest resistance;
Faster and economically to develop products;
Feed the world more sustainably.
Innatrix has the tools to do the job!

INNATRIX
Jiarui Li
CEO, Inntrix Inc.
https://www.innatrix.com/
jiarui.li@innatrix.com
Thank you for your attention!